Amendment to Form SBSE-A

SBSE-A/A: Amendment to an application for registration of Security-based Swap Dealers and Major Security-based Swap Participants that are registered or registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

The applicant has made the following amendments to Form SBSE-A.

- Removal of one individual Principal in Schedule A: Principal / Individual Record: 18 - Nina Korfu Pedersen

- Addition of one individual Principal in Schedule A: Principal / Individual Record: 20 - Jeanette Anna Almberg